April 5, 2022

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh, Esq.

Attorney-Adviser

Division of Investment Management

Re:	Individual Flexible Premium Deferred Variable Annuity Certificate

Woodmen of the World Life Insurance Society

WoodmenLife Variable Annuity Account

Post-Effective Amendment No. 23 to Registration Statement on Form N-4

File Nos. 333-101231, 811-21254

Dear Mr. Oh:

This letter responds to the comments you conveyed to Ronald Coenen Jr. and Alexandria Stith of Eversheds Sutherland (US) LLP on March 14, 2022, with regard to the above-referenced amendment filed on January 24, 2022. Transmitted with this letter is a revised Statutory Prospectus, Statement of Additional Information (SAI), and Part C, each reflecting conforming edits. All references below to page numbers are to the above-referenced amendment as filed on EDGAR.

Please note that WoodmenLife previously filed a letter responding to these comments on March 30, 2022. However, an incorrect version of the marked Statutory Prospectus, SAI, and Part C inadvertently accompanied that letter. Please disregard the March 30 letter. The correct version of the marked Statutory Prospectus, SAI, and Part C accompany this letter. We apologize for the inconvenience.

I.	PROSPECTUS

General

1.

COMMENT: Please confirm your understanding that comments on disclosure in one location in the registration statement are applicable to all similar disclosures appearing elsewhere in the registration statement, as appropriate.

RESPONSE: Confirmed.

2.	COMMENT: Please confirm that the registrant will file a post-effective amendment pursuant to Rule 485(a) should it decide to rely on Rule 498A in the future to use summary prospectuses.

RESPONSE: Confirmed.

Cover Page and Table of Contents

3.	COMMENT: Please fix the formatting on the front cover page, especially with respect to the “Transaction Type” and “Direct or Send to” table.

RESPONSE: The prospectus has been revised accordingly.

4.	COMMENT: On the front cover page, please revise so that the contract name matches the EDGAR contract identifier. This comment also applies to the cover page of the SAI.

RESPONSE: The prospectus and SAI have been revised accordingly.

5.

COMMENT: Please fix the Table of Contents such that it properly correlates with the headings and sub-headings of the prospectus. Several headings listed in the Table of Contents are no longer included in the prospectus, and several headings have been added to the prospectus, but the Table of Contents has not been properly revised.

RESPONSE: The prospectus has been revised accordingly.

Important Information You Should Consider About the Certificate

6.

COMMENT: Please fix the formatting of the Key Information Table (KIT) to follow Item 2 of Form N-4. For example: include the inside and outside borders, center the main headings, include and align the embedded tables, and include borders for the embedded tables.

RESPONSE: The prospectus has been revised accordingly.

7.	COMMENT: At the top of p. 9, in the Lowest/Highest Annual Cost table, please remove “no surrender charges” under both columns.

RESPONSE: The prospectus has been revised accordingly.

8.	COMMENT: On p. 10, in the “Exchanges” row, please consider changing the term “contract” to “Certificate.”

RESPONSE: We respectfully decline to make the requested revision. Exchanges could involve an exchange of the Certificate or an exchange for the Certificate. In either case, another insurance contract would be involved, and such contract may not be a “certificate.” We believe use of the generic term “contract” will help to avoid confusion.

Overview of the Certificate

9.	COMMENT: Generally, please re-format the headings of the Overview section to more clearly distinguish between headings and sub-headings (e.g., the “Purpose of the

Certificate” sub-heading should be formatted differently from the “Overview of the Certificate” heading.) This comment applies, as appropriate, throughout the prospectus.

RESPONSE: The prospectus has been revised accordingly.

10.

COMMENT: Please use defined terms more consistently in this section. For example, under “Accumulation Period – Fund Options,” please change “Fund option” to “subaccount” and delete “(or subaccount).” In the second line, please also change “underlying mutual fund” to “Fund.” Please consider whether defined terms can be used more consistently elsewhere in the prospectus, as well.

RESPONSE: The prospectus has been revised accordingly.

Fee Table

11.	COMMENT: At the bottom of p. 12 and at the top of p. 13, please ensure that footnote 1, including the schedule of fees, is in a smaller type-size than the main text.

RESPONSE: The prospectus has been revised accordingly.

12.

COMMENT: On p. 13, with respect to the Annual Certificate Expenses table, please revise footnote 2 in light of footnote 1 to the Annual Fee table of the KIT, which explains that the Base Contract fee includes the annual certificate fee.

RESPONSE: The prospectus has been revised accordingly.

Principal Risk of Investing in the Certificate

13.

COMMENT: On p. 14, under “Withdrawal and Surrender Risk,” please remove the second sentence of the paragraph regarding income taxes, and place this disclosure under a separate heading regarding tax risks.

RESPONSE: We respectfully decline to make the requested revision. We believe that disclosing all risks associated with a withdrawal or surrender, including potential taxes and tax penalties, under a single risk factor will better help owners understand the risks associated with a withdrawal or surrender. In addition, we do not believe that the current disclosure is inconsistent with Item 5 of Form N-4.

Miscellaneous Sections of the Prospectus

14.

COMMENT: At the top of p. 17, in the paragraph beginning with, “We currently do not foresee…,” please consider adding disclosure about the possible disadvantages or conflicts surrounding Funds that sell shares to both VUL and VA products, if applicable.

RESPONSE: The prospectus has been revised to generally clarify mixed and shared funding. We do not believe that there are any actual or reasonably foreseeable conflicts associated with mixed and shared funding at this time. Should such conflicts arise, we confirm that we will update the prospectus accordingly.

15.	COMMENT: For the Benefit Table, please fill in gridlines to more closely track Item 10 of Form N-4.

RESPONSE: The prospectus has been revised accordingly.

16.	COMMENT: For the Benefit Table, please remove the “Free Withdrawal Amount” row.

RESPONSE: The prospectus has been revised accordingly.

17.

COMMENT: For the Benefit Table, with respect to the “Dollar Cost Averaging Plan” and “Asset Rebalancing Program” rows, please confirm the bullet points about transfers/rebalances not counting against free transfers.

RESPONSE: Confirmed.

18.

COMMENT: At the top of p. 19 in the first paragraph under “Purchasing a Certificate,” with respect to the third sentence regarding membership, please provide further explanation about who is eligible for membership.

RESPONSE: The prospectus has been revised accordingly.

19.	COMMENT: At the top of p. 20 under “Free Look Period,” at the end of the paragraph, where it states “less any payments made,” please clarify what payments are being referred to.

RESPONSE: The prospectus has been revised accordingly.

20.	COMMENT: On p. 22 under “Variable Account Valuation,” please disclose how subaccount unit value is calculated pursuant to Item 11(b)(B) of Form N-4.

RESPONSE: The prospectus has been revised accordingly.

21.

COMMENT: On p. 24, with respect to the second sentence of the second paragraph, please confirm that the transfer limit for the fixed account is correctly stated. Please also consider moving the phrase “whichever is greater” to improve clarity.

RESPONSE: We confirm that the transfer limit is correctly stated. The prospectus has been revised for clarity as requested.

22.

COMMENT: On p. 26, under “Access to Your Money Before Your Annuity Starting Date,” please reiterate in this section the impact of withdrawals on the Certificate value and death benefit, pursuant to Item 12(c).

RESPONSE: The prospectus has been revised accordingly.

23.	COMMENT: On p. 30 under “Annuity Starting Date,” please include additional disclosure responsive to Item 9 of Form N-4, as follows:

a.	Please disclose the material factors that determine the level of annuity payments pursuant to Item 9(a).

RESPONSE: The prospectus has been revised accordingly under “Settlement Option Contracts.”

b.	Please disclose the earliest annuity starting date pursuant to Item 9(b).

RESPONSE: The prospectus has been revised accordingly.

c.	Please disclose the effect that the frequency and duration of annuity payments has on the level of annuity payments pursuant to Item 9(c).

RESPONSE: The prospectus has been revised accordingly.

d.	Please disclose any minimum amount necessary for an annuity option and the consequences of an insufficient amount pursuant to Item 9(e).

RESPONSE: e prospectus has been revised accordingly.

24.	COMMENT: On p. 30 under “Annuity Starting Date,” in the last sentence of the paragraph, please consider adding that the death benefit terminates on the annuity starting date.

RESPONSE: The prospectus has been revised accordingly.

25.	COMMENT: On p. 31 under “Annuity Payment Options,” in the paragraph which begins with, “With respect to each annuity payment…,” please briefly describe what is meant by “the guaranteed payment.”

RESPONSE: The prospectus has been revised accordingly.

26.	COMMENT: At the top of p. 32, under “Surrender Charge,” please disclose what is provided in consideration for the surrender charge.

RESPONSE: The prospectus has been revised accordingly.

27.	COMMENT: On p. 33, under “Transfer Charge,” please disclose what is provided in consideration for the transfer charge.

RESPONSE: The prospectus has been revised accordingly.

28.	COMMENT: At the bottom of p. 35, with respect to “State Variations,” please supplementally confirm that the prospectus discloses all intermediary-specific variations pursuant to Item 8(a) of Form N-4.

RESPONSE: We confirm there are no intermediary-specific variations.

29.

COMMENT: At the top of p. 36 under “Surplus Refunds and Assessments,” in the first paragraph, please explain what surplus refunds are and, if applicable, that surplus refunds are credited to the Contract in the same manner as a premium payment. If surplus refunds are treated differently, please explain how.

RESPONSE: The prospectus has been revised accordingly.

30.	COMMENT: On p. 36, in the second paragraph under “Surplus Refunds and Assessments,” please disclose or clarify what the reserves are and what it means to be “impaired” or have impaired reserves.

RESPONSE: The prospectus has been revised accordingly.

31.

COMMENT: On p. 36, in the second paragraph under “Surplus Refunds and Assessments,” please explain that the additional payments that may be required would be treated the same as premiums under the Contract. If these payments are treated differently, please explain how.

RESPONSE: The prospectus has been revised accordingly.

32.

COMMENT: In the same section, please explicitly state what benefit(s) may be reduced to satisfy an impairment as a result of policy indebtedness (e.g., the standard death benefit, annuity payments, the minimum interest rate on the fixed account, etc.).

RESPONSE: The prospectus has been revised accordingly.

Fund Appendix

33.	COMMENT: Please fill in the gridlines of the table to more closely track Item 17 of Form N-4.

RESPONSE: The prospectus has been revised accordingly.

Back Cover Page

34.	COMMENT: Please ensure that the Contract identifier is in a type-size smaller than the main text, per Item 1(b)(4) of Form N-4.

RESPONSE: The prospectus has been revised accordingly.

II.	STATEMENT OF ADDITIONAL INFORMATION

35.

COMMENT: On p. SAI-2 under “General Information,” in the second paragraph, please also add that the Variable Account is a separate account as defined under the federal securities laws or under the Investment Company Act of 1940.

RESPONSE: The SAI has been revised accordingly.

36.	COMMENT: Please supplementally confirm that there is no applicable disclosure under Item 21 of Form N-4 with respect to service providers.

RESPONSE: Confirmed.

37.	COMMENT: Unless sufficiently described in the Prospectus, please provide disclosure in response to Item 25 of Form N-4 regarding the method for determining the amount of annuity payments.

RESPONSE: The Company believes that the method for determining the amount of annuity payments is sufficiently described in the Prospectus, and that there is no further information to be disclosed in the SAI pursuant to Item 25.

38.	COMMENT: On p. SAI-3 under “Principal Underwriter,” in the third paragraph, please disclose the amounts retained by the principal underwriter pursuant to Item 23(b)(2) of Form N-4.

RESPONSE: The SAI has been revised accordingly.

III.	PART C

39.	COMMENT: Under Item 27, exhibits (h), please refile execution versions of the exhibits rather than drafts.

RESPONSE: We confirm that execution versions of the agreements will be filed as exhibits. The Part C has been revised accordingly.

40.	COMMENT: Under Item 27, exhibit (h)(3) does not appear to be hyperlinked. Please confirm that all exhibits and any documents incorporated by reference will be hyperlinked.

RESPONSE: Confirmed.

41.	COMMENT: With respect to Item 32, as a reminder, the disclosure may be omitted if such information is included in the annual report on Form N-CEN.

RESPONSE: We have noted the Staff’s reminder.

Signature Page

42.	COMMENT: Please add separate signature lines for the depositor and the registrant.

RESPONSE: The signature page has been revised accordingly.

43.

COMMENT: Please provide as an exhibit a copy of the board resolutions authorizing an attorney in fact to sign on behalf of Patrick Dees as a representative of the registrant and depositor, pursuant to Rule 483(b).

RESPONSE: We intend to have an authorized officer sign for the registrant and depositor without using a power of attorney. If the authorized officer signs using a power of attorney, the above-referenced resolutions will be filed as an exhibit.

*    *    *

If you have any questions or concerns about the responses set forth above, or the accompanying revisions, please contact the undersigned at 402-271-7889 or ncolari@woodmenlife.org.

Sincerely, /s/ Nicholas C. Olari Nicholas C. Olari Director and Senior Associate General Counsel Woodmen of the World Life Insurance Society

cc:	Ron Coenen, Jr.

Alexandria Stith

Eversheds Sutherland (US) LLP